Exhibit 99.1

Chairman’s Address to the Mesoblast 2018 Annual General Meeting

Welcome to the Mesoblast 2018 Annual General Meeting.

There has been substantial progress made this year, with a number of key clinical and commercial highlights.

Specifically, our graft versus host disease product candidate successfully completed its Phase 3 trial and is on a runway for Biologics License Application filing and, if successful commercial launch.

Our heart failure product candidate successfully achieved a clinically meaningful outcome in a Phase 2 trial in end-stage heart failure patients with left ventricular assist devices, and we expect to have fulsome FDA discussions shortly on the regulatory approval pathway.

Also this year, we entered into a strategic partnership with China’s premier cardiovascular company, Tasly Pharmaceutical Group.

We have maintained tight expenditure across the Company whilst at the same time boosting our balance sheet. Cash reserves during the year were augmented by an upfront fee from Tasly. Additional funds have been received and are available under arrangements established this year with Hercules Capital and NovaQuest Capital Management.

During the year, two United States-based non-executive Directors with extensive pharmaceutical and commercial expertise joined the Board of Directors. The Company will leverage the skillsets of Shawn Cline Tomasello and Joe Swedish to provide valuable guidance on commercial launch and reimbursement activities at this important junction in the Company’s evolution. We thank Dr Ben-Zion Weiner, who retired as Director during the year, for his significant contributions over the past five years. As part of the process of moving towards a United States-centric commercial organization, I will be retiring from the Board at the end of March 2019 after completing the installation of a new Chairman of your Company. This will facilitate a structured and progressive succession plan as we move into the commercialization phase.

We would like to thank all of our shareholders for your ongoing support and belief in the tremendous potential of our cell therapies. We remain absolutely focused on delivering shareholder value.

Mesoblast enters 2019 with one product candidate with near-term commercial potential, a second having achieved clinical outcomes in line with FDA guidance for an approvable pathway, and two additional Phase 3 assets also for indications with significant, unmet medical needs.

I would now like to ask our Chief Executive Silviu Itescu to provide a detailed insight into our corporate strategy.

Thank you.

Brian Jamieson                                                                                        November 30, 2018

Mesoblast Limited ABN 68 109 431 870 www.mesoblast.com	Corporate Headquarters Level 38 55 Collins Street Melbourne 3000 Victoria Australia T +61 3 9639 6036 F +61 3 9639 6030	United States Operations 505 Fifth Avenue Third Floor New York, NY 10017 USA T +1 212 880 2060 F +1 212 880 2061	Asia 20 Biopolis Way #05-01 Centros Biopreneur 3 SINGAPORE 138668 T +65 6570 0635 F +65 6570 0176

Forward-Looking Statements

This announcement includes forward-looking statements that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. We make such forward-looking statements pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Forward-looking statements should not be read as a guarantee of future performance or results, and actual results may differ from the results anticipated in these forward-looking statements, and the differences may be material and adverse. Forward-looking statements include, but are not limited to, statements about the timing, progress and results of Mesoblast’s preclinical and clinical studies; Mesoblast’s ability to advance product candidates into, enroll and successfully complete, clinical studies; the timing or likelihood of regulatory filings and approvals; and the pricing and reimbursement of Mesoblast’s product candidates, if approved. You should read this press release together with our risk factors, in our most recently filed reports with the SEC or on our website. Uncertainties and risks that may cause Mesoblast’s actual results, performance or achievements to be materially different from those which may be expressed or implied by such statements, and accordingly, you should not place undue reliance on these forward-looking statements. We do not undertake any obligations to publicly update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise.

For further information, please contact:

Schond Greenway

Investor Relations

T: +1 212 880 2060

E: schond.greenway@mesoblast.com

Julie Meldrum

Corporate Communications

T: +61 3 9639 6036

E: julie.meldrum@mesoblast.com

Mesoblast Limited ABN 68 109 431 870 www.mesoblast.com	Corporate Headquarters Level 38 55 Collins Street Melbourne 3000 Victoria Australia T +61 3 9639 6036 F +61 3 9639 6030	United States Operations 505 Fifth Avenue Third Floor New York, NY 10017 USA T +1 212 880 2060 F +1 212 880 2061	Asia 20 Biopolis Way #05-01 Centros Biopreneur 3 SINGAPORE 138668 T +65 6570 0635 F +65 6570 0176